LCA-VISION INC.
               7840 Montgomery Road
              Cincinnati, Ohio 45236





                 September 22, 1999



Securities & Exchange Commission
450 East Fifth Street N.W.
Washington, D.C.  20549
ATTN: Mr. Paul Fischer

     Re:     Withdrawal of Post-Effective Amendment No.
             1 to Registration Statement on Form S-3;
             File No. 333-55955

Dear Mr. Fischer:

     Please be advised that LCA-Vision, Inc. hereby withdraws Post-Effective Amendment No. 1 to its
Registration Statement on Form S-3, Commission File No.
333-55955.

     This inactive Registration Statement related solely to shares of the Company's common stock issued upon conversion of certain shares of Series B-1
Convertible Preferred Stock, none of which remain outstanding. This particular Registration Statement was superceded by Registration Statement No. 333-72691 which is NOT affected by this withdrawal notice.



                           Sincerely,

                           LCA-VISION INC.


                           /s/Charles F. Hertlein, Jr.
                           ---------------------------
                           Charles F. Hertlein, Jr.
                           Assistant Secretary